UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				SCHEDULE 13D/A
		 Under the Securities Exchange Act of 1934
			      (Amendment No. 2)*


			    ChinaEDU Corporation
			     (Name of Issuer)

	    Ordinary Shares in the form of American Depositary Shares
			(Title of Class of Securities)

				16945L107
			      (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 500
			 Seattle, Washington 98102
			       (206) 728-9063
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			     February 4, 2013
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







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Cusip No.  16945L107		Schedule 13-D			Page 2 of 11


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				1,759,383 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,759,383 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,759,383  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	4.6%  (2)

14.	Type of Reporting Person
		PN


(1) 	As of February 4, 2013, the Reporting Person beneficially owns
586,461 American Depositary Shares, representing 1,759,383 underlying Ordinary Shares.

(2) 	Based on 38,278,612 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 15,526,368 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties (535,713 Ordinary Shares on January 10, 2013 and 14,990,655 Ordinary Shares on February 4, 2013).

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Cusip No.  16945L107		Schedule 13-D			Page 3 of 11


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				1,759,383 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,759,383 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,759,383  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	4.6%  (2)

14.	Type of Reporting Person
               IA


(1) 	As of February 4, 2013, the Reporting Person beneficially owns
586,461 American Depositary Shares, representing 1,759,383 underlying Ordinary Shares.

(2) 	Based on 38,278,612 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 15,526,368 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties (535,713 Ordinary Shares on January 10, 2013 and 14,990,655 Ordinary Shares on February 4, 2013).

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Cusip No.  16945L107		Schedule 13-D			Page 4 of 11


1.	Names of Reporting Persons
	Alexander B. Washburn


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,759,383 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,759,383 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,759,383  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	4.6%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of February 4, 2013, the Reporting Person beneficially owns
586,461 American Depositary Shares, representing 1,759,383 underlying Ordinary Shares.

(2) 	Based on 38,278,612 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 15,526,368 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties (535,713 Ordinary Shares on January 10, 2013 and 14,990,655 Ordinary Shares on February 4, 2013).

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Cusip No.  16945L107		Schedule 13-D			Page 5 of 11


1.	Names of Reporting Persons
	Daniel R. Baty


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,759,383 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,759,383 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,759,383  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	4.6%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of February 4, 2013, the Reporting Person beneficially owns
586,461 American Depositary Shares, representing 1,759,383 underlying Ordinary Shares.

(2) 	Based on 38,278,612 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 15,526,368 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties (535,713 Ordinary Shares on January 10, 2013 and 14,990,655 Ordinary Shares on February 4, 2013).

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Cusip No.  16945L107		Schedule 13-D			Page 6 of 11


1.	Names of Reporting Persons
	Stanley L. Baty


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,759,383 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,759,383 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,759,383  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	4.6%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of February 4, 2013, the Reporting Person beneficially owns
586,461 American Depositary Shares, representing 1,759,383 underlying Ordinary Shares.

(2) 	Based on 38,278,612 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 15,526,368 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties (535,713 Ordinary Shares on January 10, 2013 and 14,990,655 Ordinary Shares on February 4, 2013).

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Cusip No.  16945L107		Schedule 13-D			Page 7 of 11


1.	Names of Reporting Persons
	Brandon D. Baty


2.	Check the Appropriate Box if a Member of a Group
	(a)	[X]
	(b)	[ ]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				1,759,383 (1)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				1,759,383 (1)

			10. Shared Dispositive Power
				0


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	1,759,383  (1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	4.6%  (2)

14.	Type of Reporting Person
               IN


(1) 	As of February 4, 2013, the Reporting Person beneficially owns
586,461 American Depositary Shares, representing 1,759,383 underlying Ordinary Shares.

(2) 	Based on 38,278,612 Ordinary Shares outstanding; there were 53,804,980
Ordinary Shares outstanding on December 31, 2011 as reported on the Company's Form 20-F filed on April 27, 2012; less 15,526,368 Ordinary Shares purchased by the Company from the Reporting Persons, the Aegir Parties and the Lake Union Parties (535,713 Ordinary Shares on January 10, 2013 and 14,990,655 Ordinary Shares on February 4, 2013).

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Cusip No.  16945L107		Schedule 13-D			Page 8 of 11

				EXPLANATORY NOTE

	This Amendment No. 2 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on Dec. 18, 2012, as amended on January 14, 2013 and also amends and supplements all of the below described filings with respect to the Reporting Persons, whom previously filed a Schedule 13G on February 17, 2009, as subsequently amended on February 16, 2010; February 15, 2011; and June 10, 2011. The Reporting Persons later filed a Schedule 13D (the "Group 13D") jointly with the Aegir Parties and the Lake Union Parties (as such terms are defined in the Group 13D) on August 17, 2011, as subsequently amended on October 14, 2011; December 12, 2011; December 15, 2011; January 12, 2012;
May 7, 2012; July 9, 2012 and August 17, 2012 (the "Group Amendments").

	The Reporting Persons, the Aegir Parties and the Lake Union Parties may have been deemed to be members of a group under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of the now completed agreement among the three parties and Stifel, Nicolaus & Co. ("Stifel"). The Reporting Persons disclaim any and all voting and/or dispositive power with respect to any Ordinary Shares held by any of the Aegir Parties and the Lake Union Parties.


Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is hereby amended and supplemented:

The Ordinary Shares in the form of ADS purchased by the Reporting Persons since the Schedule 13D Amendment No. 1 filing of January 14, 2013 were acquired for an approximate aggregate amount of $94,426 and were acquired with the investment capital of the Reporting Persons.


Item 4. Purpose of Transaction.

	Item 4 first paragraph is hereby amended and restated to the following:

The Reporting Persons acquired their interests in the Company between August 7, 2008 and February 4, 2013, and presently hold approximately 4.6% of the Company's Ordinary Shares in the form of ADS. The purchases of the ADS were made in the Reporting Persons' ordinary course of business and were not made for the purpose of acquiring control of the Company.

	Item 4 is hereby amended to add the following at the end thereof:

Pursuant to the Purchase Agreement, the Reporting Persons sold directly to the Company 2,652,758 ADS (7,958,274 Ordinary Shares) on February 4, 2013 (the "Second Closing") at a price of $5.60 per ADS.


Item 5.	Interest in Securities of the Issuer

	Item 5 (c) and (e) are hereby amended and restated to read as follows:

(c)	The trading dates, number of Ordinary Shares in the form of ADS purchased and price per share for all transactions in the Ordinary Shares in the form of ADS since the last filing by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions on the NASDAQ Global Market as set forth in Schedule A. The sale of 2,652,758 ADS, as stated in Item 4 above, was done directly with the Company.

(e) With the Second Closing on February 4, 2013, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares in the form of ADS.

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Cusip No.  16945L107		Schedule 13-D			Page 9 of 11



Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

	Item 6 of the Schedule 13D is hereby amended and supplemented to read as follows:

With the Second Closing, the Purchase Agreement between the Reporting Persons and the Company is fulfilled. The Letter Agreement between Stifel, Nicholaus & Company, Columbia Pacific Opportunity Fund, L.P., Lake Union Capital Fund, L.P., New Vernon Aegir Master Fund, Ltd., Trent Stedman and Thomas Patrick is also now completed.







































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Cusip No.  16945L107		Schedule 13-D			Page 10 of 11



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 4, 2013	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  February 4, 2013	COLUMBIA PACIFIC ADVISORS, LLC
				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  February 4, 2013	/s/ Alexander B. Washburn
				Alexander B. Washburn



Dated:  February 4, 2013	/s/ Daniel R. Baty
				Daniel R. Baty



Dated:  February 4, 2013	/s/ Stanley L. Baty
				Stanley L. Baty



Dated:  February 4, 2013	/s/ Brandon D. Baty
				Brandon D. Baty












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Cusip No.  16945L107		Schedule 13-D			Page 11 of 11


				SCHEDULE A

		TRANSACTIONS BY THE FUND SINCE THE LAST FILING

						Underlying	Approximate
				Number		Ordinary	Price Per
				of ADS (1)	Shares of	ADS (excluding
Date		Transaction 	Purchased	such ADS	commissions)
01/16/2013	BUY		    2,846	    8,538	5.51
01/18/2013	BUY		      500	    1,500	5.56
01/22/2013	BUY		    1,100	    3,300	5.55
01/24/2013	BUY		      300	      900	5.56
01/25/2013	BUY		      310	      930	5.55
01/28/2013	BUY		    6,285	   18,855	5.51
01/29/2013	BUY		      200	      600	5.58
01/30/2013	BUY		    3,586	   10,758	5.57
01/31/2013	BUY		    1,600	    4,800	5.57
02/01/2013	BUY		      100	      300	5.58
02/04/2013	SELL		2,652,758	7,958,274	5.60


(1) American Depositary Shares, each representing three Ordinary Shares, par value US $0.01 per share